Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

This message is being sent to all associates at MVW.

Dear Valued Associates,

In the weeks since we announced our pending acquisition of ILG, the leadership teams of both companies have begun making plans to successfully bring our two businesses together. We are pleased to announce that we intend to hold a joint townhall meeting with senior leadership from MVW and ILG in mid-June where we will provide an update on the integration planning process we have made and what is to come over the next few months.

We are targeting to complete the ILG acquisition at the beginning of the fourth quarter of 2018. While we can’t start integrating our two companies until that time, we can start planning for the integration process, and those efforts are well underway. Today, I am excited to announce that we have established a Joint Integration Team, led by Jason Marino, MVW’s Vice President, Corporate Finance and Carlos Carreño, ILG’s Vice President, Corporate Development. This team will drive the planning required to achieve the success of our future combined company, and it’s important that all of us follow their lead and conduct all of our integration efforts only within the structure they have created.

The goal of our planning process is to ensure that, following the completion of the transaction, integration is as seamless as possible. We intend to hit the ground running once the transaction is completed in order to continue delivering exceptional and memorable vacation experiences to our Owners, Members and guests, while creating substantial value for the shareholders of both companies and maintaining our strong company culture for all of our associates.

We intend to share additional details about the integration process in the coming weeks and months, and we are committed to keeping you informed as important decisions are made. A recording of the townhall will be made available and in the meantime, if you have any questions, please email mvw.integration@mvwc.com. Also check the FAQs, which are currently located on WAVE and will be updated from time to time to include additional questions.

The transaction with ILG was only made possible because of your fantastic work that has helped make MVW the industry leader we are today. As we have said since announcing the acquisition, the most important way you can help is by staying focused on your daily responsibilities. More importantly, we believe that this transaction will create exciting career and development opportunities for our associates, and we look forward to sharing more about these potential benefits in the coming months.

This is an exciting time for MVW. We are confident we have a bright future ahead and that we are taking the right steps to unlock the tremendous value potential of this transaction. As always, thank you for your hard work, focus and dedication.

Sincerely,

Steve Weisz

President and Chief Executive Officer, Marriott Vacations Worldwide

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and MVW’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and MVW; our beliefs relating to value creation as a result of a potential combination with ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MVW and ILG will be submitted to ILG’s stockholders and MVW’s stockholders for their consideration. In connection with the proposed transaction, MVW will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and MVW’s stockholders to be filed with the Securities and Exchange Commission (“SEC”). ILG will mail the joint proxy statement/prospectus to its stockholders, MVW will mail the joint proxy statement/prospectus to its stockholders and ILG and MVW will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

MVW, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about MVW directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials MVW and ILG file with the SEC.